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Filed by La Quinta Properties, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: La Quinta Properties, Inc.
Commission File No.: 0-9109

La Quinta Properties, Inc. and La Quinta Corporation (together, the "Companies") held a conference call on October 16, 2001 to discuss its restructuring. A copy of the script used by the Companies for the conference call is attached to this filing.

The La Quinta Companies
Restructuring Conference Call

October 16, 2001
11:00 AM (EDT)

Operator

Good morning everyone and welcome to The La Quinta Companies' conference call. We will be conducting a question and answer session after management's opening remarks. [Operator inserts instructions]. I would now like to turn the conference over to Mr. Temple Weiss, Manager of Investor Relations for La Quinta. Please go ahead.

Temple Weiss

Good morning and thank you for joining us on The La Quinta Companies' conference call. With me on this morning's call are Butch Cash, President and Chief Executive Officer, and David Rea, Chief Financial Officer.

Before we get started, we need to remind you that certain matters discussed in today's conference call and responses to your questions may constitute "forward-looking statements" within the meaning of the federal securities laws. Although The La Quinta Companies, consisting of La Quinta Properties, Inc. ("Realty") and La Quinta Corporation ("Operating"), believe the forward-looking statements are based on reasonable assumptions, they are subject to risks and uncertainties. Accordingly, the Companies cannot assure you that the matters included in these forward-looking statements will be attained. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors. We encourage you to read the risks and uncertainties set forth in Item 7 of the Companies' Joint Annual Report on Form 10-K entitled "Certain Factors You Should Consider" as well as risks and uncertainties identified from time to time in the Companies' periodic filings with the Securities and Exchange Commission, or the SEC. In addition, we encourage you to read those factors described in the Companies' press release, distributed earlier today, which discuss certain risks and uncertainties not outlined in our periodic filings, including risks related to the satisfaction of closing conditions, including shareholder approval, to the restructuring transaction that will be discussed today, as well as the effect of the recent terrorist attacks on our industry and our business. This press release will also be filed with the SEC.

We also would like to remind you that the Companies will be filing a joint proxy statement with the SEC in connection with the restructuring transaction. This document will be mailed to the Companies' shareholders at a later date and will be available at the SEC's website following its filing. We urge you to read these materials when they become available because they will contain important information about the companies and the restructuring transaction.

A few weeks ago, we held a conference call to discuss business trends in light of the September terrorist attacks. We hope that you found that call useful. Since we last spoke, business has been slowly recovering with occupancy improving slightly each week, keeping in mind that our occupancy after the attacks was only off six points from where we were prior to the attacks. We are in the process of closing our books, but we do know that, for the third quarter, La Quinta's RevPAR was down approximately eight percent and we currently expect lodging EBITDA to decline between eight and twelve percent. La Quinta's RevPAR compares favorably to the overall industry, which is expected to be down between ten and fifteen percent. We have continued to leverage our cost structure to minimize the impact of revenue declines on our EBITDA. On November 8th, we expect to release our third quarter earnings, at which point we will hold another conference call to discuss the third quarter financial results.

This morning, we issued a press release announcing our proposed restructuring. The purpose of this conference call is to discuss the new corporate structure and answer questions you may have about it. There are a number of issues we want to help you understand, so we will use the rest of our time this morning to walk you through those details and respond to your questions.

Now, I'd like to turn the call over to Butch Cash.

Butch Cash

Thanks, Temple, and again, thank you for joining us on the call this morning.

For the past year, we have been reviewing the Companies' current "grandfathered" paired share structure. Two things became very clear: 1) without a restructuring, the Companies will be unable to meet certain REIT qualification requirements in the future, resulting in a loss of REIT status; and 2) we cannot take advantage of opportunities to grow in our present structure.

On the first point, without restructuring, the REIT—La Quinta Properties—will be unable to meet certain REIT qualification requirements in the future. In order to qualify as a REIT, La Quinta Properties must derive at least 95% of its gross income from qualifying sources (so-called "good income") and cannot derive more than 5% of its gross income from non-qualifying sources (or "bad income"). Lease payments and interest income from healthcare assets qualify as good income. Royalty fee income from our La Quinta lodging brand qualifies as bad income. With the sale of healthcare assets to pay down debt and the generation of hotel royalty fees, our good income percentage has decreased and our bad income percentage has increased. Without restructuring, La Quinta's bad income would eventually exceed the 5% limit. This would result in a loss of REIT status, which would likely have occurred within the next 12 to 18 months.

On the second point, federal tax legislation adopted over the past several years has significantly limited our ability to grow the Companies. In our present "grandfathered" paired share structure, we own real estate assets in a REIT and manage real estate assets through a C-Corp. With the enactment of federal legislation negatively aimed at paired share REITs, we are severely limited in our ability to grow our lodging business through construction of additional lodging properties, franchising the La Quinta brand and the acquisition of other lodging properties and brands. In short, our structure does not allow us to execute our strategy, which is to grow La Quinta.

Given those two issues, we set about reviewing a variety of structural alternatives. The main consideration was what structure would most enable us to execute our strategy of growing our lodging business and enhancing shareholder value. We are proposing a structure where the REIT will become a subsidiary of the C-Corp. Investors and analysts have referred to this structure in the past as the "Starwood structure" because Starwood Hotels & Resorts, a former paired share REIT, converted to a similar structure in response to the same federal tax legislation that limits us. As a result, we will not be testing an unknown structure, but rather, putting in place a proven structure that has already been assimilated into the marketplace.

It is important for you to understand that, as a shareholder, you presently own shares in the C-Corp (La Quinta Corporation) and the REIT (La Quinta Properties). Presently, the REIT portion of your paired share represents the substantial majority of the value of your paired shares. After the restructuring, you will continue to own shares in the C-Corp and the REIT. The only difference is that the principal value will now be held in the stock of the C-Corp rather than the REIT. Your interest in the overall value of the Companies does not change.

With the restructuring, we resolve two significant issues that are inherent in our current "grandfathered" paired share structure. By placing the REIT under the C-Corp, we will no longer be subject to the "grandfathered" paired share restrictions and may pursue our growth initiatives while maintaining REIT status. Furthermore, in connection with the restructuring, a portion of the REIT's interests in the La Quinta brand will be acquired tax-free by the C-Corp, reducing the amount of bad income attributed to the REIT by allocating that income to the C-Corp. As a result, we will be able to maintain our REIT status.

By preserving REIT status, we will retain a number of benefits of our current structure, including our ability to: 1) pay dividends in the future on our common stock directly to shareholders on a tax-efficient basis; 2) maintain the tax deductibility of the preferred dividends; and 3) maintain future flexibility should we decide to grow the REIT in the future.

Which brings me to the common stock dividend policy. In the restructuring, two new classes of stock will be issued by the REIT—Class A and Class B. The Class A stock will be owned entirely and directly by the C-Corp (and, thus, indirectly by shareholders). The Class B stock will be owned entirely and directly by shareholders. We do not expect to pay dividends on the REIT Class B common stock until after the Companies' substantial NOLs have been utilized. La Quinta Properties and La Quinta Corporation have combined NOLs of approximately $250 million. Beginning in 2005, holders of the Class B common stock will be entitled to a preferential dividend, if common stock dividends are declared, of approximately $15 million, or $0.10 per share per year, payable quarterly. The remaining REIT distribution, if any, will be paid to the C-Corp through the Class A shares for use in growing La Quinta.

We are also pleased to announce that the Boards of Directors have authorized the repurchase of up to $20 million of our equity securities. We believe that our stock represents an attractive investment opportunity. The program is designed to allow the Companies to take advantage of opportunities that exist from time to time to purchase the Companies' common and preferred stock at attractive prices in the open market and privately negotiated transactions.

As you know, today's lodging industry is extremely challenging. While we are managing through the current difficult environment, we are also focused on the future. This restructuring is about La Quinta's future and how we plan to grow and create additional value for our shareholders. There are a number of ways in which we plan to grow La Quinta. First is internal growth. We continue to believe there are significant opportunities in our existing portfolio to maximize revenues and minimize expenses. The economy will dictate to a large extent what happens on the revenue side. When the economy turns and starts growing again, so should revenues. We continue to find cost savings and believe there are additional opportunities to improve our cost structure while maintaining our product quality and guest service. We expect cost improvements to come from decreases in costs per rented room, improvements in operating efficiencies and reduction in corporate overhead.

The second avenue of growth is through expansion. Although we have 300 properties located across the country, our major competitors have 500 to 2,000 properties. There is a tremendous opportunity to expand the La Quinta brand to other cities. And, even in the cities where we have a major presence, there are many submarkets where La Quinta is under-represented. This new unit expansion will come through three vehicles: franchising, development and acquisitions.

We remain committed to making franchising our primary growth vehicle. We continue to see a tremendous amount of interest in the La Quinta brand from potential franchisees. With minimal capital investment on our part, we can leverage La Quinta's 30-year history as an owner/operator in the midscale without food and beverage segment. In return, we can generate a high-margin, recurring fee income stream without losing control over the consistent brand standards and quality that represent the La Quinta brand.

As part of new development, we will look to redevelop some of our existing properties that are in high-demand markets. This year, we are redeveloping three of our older Inns where we will be able to achieve the same or higher levels of occupancies at better rates, improving the economics of the properties. We will also look to joint venture with high-quality developers to build flagship locations.

For a modest investment, we will receive franchise and management fees, in addition to a percentage of the property cash flows. When putting our capital in a project, we will always ask if this is a project we would do on our own. If the answer is no, we'll pass on the project. We want to ensure that we use our capital wisely.

Acquisitions are another source of growth for La Quinta. Acquisitions could encompass small, regional hotel chains that could be easily converted to La Quinta. As we do in franchising, these hotels must conform to the La Quinta brand standards. We will not dilute our $2.4 billion investment in La Quinta for the sake of quick growth. We will also look at larger acquisitions of other national or "super-regional" brands that would complement La Quinta.

Without the restructuring, not only can we not grow, but we will lose our REIT status. With the restructuring, we can grow the Companies through a variety of initiatives. In all of these growth levers, we will seek to maximize value through the efficient deployment of capital. At the same time, having successfully deleveraged La Quinta, we will be prudent in maintaining a healthy balance sheet.

With today's announcement, we want to make it clear that we are focused on improving the Companies. This restructuring will allow us to continue with our strategy of growing our lodging business and enhancing the value of La Quinta. In the next couple of months, shareholders will have the opportunity to vote on the proposed restructuring. We have already heard from one of our largest shareholders that they support the restructuring. Likewise, we believe the restructuring is best for the future of La Quinta and look forward to your continued support.

I would now like to turn the call over to David.

David Rea

Thanks, Butch. As a reminder, if you wish to ask questions at the conclusion of our remarks, please press  * 1 to enter the queue.

I would like to walk you through some of the details behind the new structure. Through a series of actions, the REIT will become a subsidiary of the C-Corp. Two new classes of common stock will be created for the REIT—a Class A common stock and a Class B common stock. Your current ownership in the REIT will be converted (on a one-for-one basis) into Class B common stock. The Class A common stock will be owned wholly by the C-Corp. You will continue to own the stock of the C-Corp. Your new Class B REIT common stock will be paired with the C-Corp common stock, similar to the current pairing arrangement between the REIT and the C-Corp. The end result of all of this is that you continue to own the same overall economic interests, with the principal value shifting from one entity to another—both of which you currently own and will continue to own.

The Companies have structured this transaction to maintain La Quinta Properties' tax-efficient REIT status while eliminating the restrictions in the "grandfathered" paired share structure. By issuing the Class B shares, La Quinta Properties will be able to meet minimum ownership requirements to continue qualifying as a REIT. Furthermore, the Class B shares permit shareholders to continue to a have direct equity interest in the REIT and to receive dividends, as declared, from the REIT in the future.

By maintaining the REIT, we maintain the tax efficiencies associated with REITs. We will preserve the tax deductibility of the preferred dividends, and we can pay dividends to our shareholders in the future on a tax-efficient basis. The REIT's income will continue to be sheltered from corporate taxes. La Quinta will be subject to corporate taxes at the C-Corp. These corporate taxes will be offset, however, by our substantial NOLs. These NOLs will allow us to shield income generated by the C-Corp. As a result, we currently do not expect to pay corporate taxes until 2005.

The terms for the Class A and Class B shares are as follows:

  •
  Ownership: Class A shares will be owned entirely by the C-Corp and indirectly by shareholders. Class B shares will be owned entirely by shareholders.

  •
  Value: More than 50% of the common equity value of the REIT will lie in the Class A shares, which will be owned by the C-Corp, with the balance in the Class B shares.

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  Voting Rights: Class A shares will have voting rights and Class B will not have voting rights.

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  Liquidation Preference: In the event of liquidation, Class A shareholders will receive an amount equal to the total equity of the REIT at 2000 Year End less the book value of Preferred Stock equal to approximately $2.2 billion. Of the remaining amounts available for distribution, 90% will go to the Class A shareholders and 10% will go to Class B shareholders.

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  Redemption Rights: The Class B shares feature a redemption right whereby the REIT may redeem all of the Class B common stock in the future.

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  And Dividends: As Butch described earlier, beginning in 2005, Class B shareholders will be entitled to a preferential dividend, if common stock dividends are declared, of approximately $15 million, or $0.10 per share per year, payable quarterly. The remaining REIT distribution, if any, will be paid to the C-Corp through the Class A shares for use in growing La Quinta.

This restructuring is a tax-free transaction. Shareholders' overall cost basis in their La Quinta shares will not change as a result of the restructuring; therefore, shareholders will not recognize any gains or losses in connection with the restructuring.

For accounting purposes, the Companies will record approximately $400 million in non-recurring, non-cash charges related to the transaction. These charges include: $230 million for deferred tax liabilities and $170 million for the write-off of intangibles related to the paired share structure. In addition, La Quinta will reclassify $200 million of preferred equity to minority interest. The non-cash charges and reclassifications will occur in the quarter in which the transaction closes. After giving effect for these charges, pro forma book value at June 30 is approximately $1.7 billion or $12 per share. Because the charges are non-cash, our cash flow per share is not affected.

As Butch said earlier, this restructuring is needed to overcome challenges facing the Companies: our future loss of REIT status and our inability to grow. Our proposed restructuring will allow us to keep REIT status for La Quinta Properties. Our proposed restructuring will also enable us to grow though the acquisition and development of real estate assets and the growth of management operations and franchising activities.

Earlier, Butch described the various growth initiatives that can drive shareholder value. The capital for this growth comes from a variety of sources. First, we generate a significant amount of free cash flow. With the restructuring, we will be able to retain internally generated cash flows to grow the company. Second, we have a strong balance sheet with an increasing debt capacity. At September 30, our net debt has been reduced to approximately $950 million, the first time in many years that debt has fallen below $1 billion. With approximately $140 million of cash-on-hand at September 30, 2001 and 2001 and 2002 debt maturities totaling only $92 million, we are in a strong, liquid position. In addition, there is upside from additional healthcare asset sales. Having sold approximately $95 million of healthcare assets in the third quarter, our healthcare portfolio now amounts to $320 million in net book value (after impairments). Another source for capital comes from availability under our $225 revolving line of credit, which has no current borrowings. So, as you can see, there are a number of sources that can support the growth initiatives we are considering. We estimate that, with cash-on-hand, the revolver, and future asset sales, we have nearly three quarters of a billion dollars of capital available to grow La Quinta. Let me also say, however, that we will not overextend ourselves. Having handled the challenging balance sheet issues that confronted us when we arrived a year ago, we will ensure that we keep our balance sheet in good condition.

Over the past year, we have substantially improved our balance sheet and our operations. Our debt has been reduced to under $1 billion with a net debt-to-total cap ratio of 30%, compared to almost 50% less than two years ago. We have excellent liquidity and a business that generates strong free cash flows. We have also made great progress in improving La Quinta—including sales and marketing, information systems and operations. In light of our success and our growth potential, we believe our stock represents an attractive investment opportunity. We have been authorized to repurchase up to $20 million of our equity securities—common and preferred.

The proposed restructuring will be taken to shareholders for approval. Along with the restructuring, shareholders will also be asked to approve a new employee stock purchase plan and a new equity incentive plan that is needed to replace the old plans as part of the restructuring. We anticipate that the preliminary proxy statement will be filed with the SEC later this week. We expect to present the restructuring to shareholders for their approval in early 2002. We strongly believe that the proposed restructuring is in the best interests of shareholders and will allow us to create value. We look forward to your continued support as we work to restructure La Quinta and enhance shareholder value.

Now, I'd like to turn the call back over to Butch.

Butch Cash

Thank you, David. That concludes our prepared statements. Operator, we are ready for questions.

Operator

Repeats instructions

Names participant with a question.

<QUESTION & ANSWER>

Continues naming participants with questions

<QUESTION & ANSWER>

Butch Cash

Operator, we have time for one last call.

Operator

Names participant with a question.

<QUESTION & ANSWER>

That is our last question. I will now turn the call back over to Mr. Cash. Please go ahead, sir.

Butch Cash

Thank you again for your participation in the call. We look forward to speaking with you again.

Operator

That concludes today's call. You may now hang up. Thank you.

# # #

THIS MATERIAL IS NOT A SUBSTITUTE FOR THE JOINT PROXY STATEMENT LA QUINTA CORPORATION AND LA QUINTA PROPERTIES, INC. WILL FILE, IN THE PROSPECTUS THAT LA QUINTA PROPERTIES, INC. MAY FILE, WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND, IF APPLICABLE, PROSPECTUS AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE RESTRUCTURING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT AND OTHER DOCUMENTS WHICH WILL BE FILED BY LA QUINTA CORPORATION AND LA QUINTA PROPERTIES, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV) OR BY DIRECTING A REQUEST WHEN SUCH A FILING IS MADE TO LA QUINTA CORPORATION, 909 HIDDEN RIDGE, SUITE 600, IRVING, TEXAS, ATTN: INVESTOR RELATIONS, TELEPHONE (877) 777-6560; OR BY DIRECTING A REQUEST WHEN SUCH A FILING IS MADE TO LA QUINTA PROPERTIES, INC., 909 HIDDEN RIDGE, SUITE 600, IRVING, TEXAS, ATTN: INVESTOR RELATIONS, TELEPHONE (877) 777-6560.

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